May 3, 2024

Division of Investment Management

U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Attention: Mindy Rotter, Jaea Hahn

Re: Touchstone Funds Group Trust (the “Trust”) (File Nos. 333-278536 & 811-08104) Registration Statement on Form N-14

Dear Ms. Rotter and Ms. Hahn:

On behalf of the Trust, below are responses to oral comments provided by Ms. Rotter of the accounting staff of the Securities and Exchange Commission (the “Staff”) on April 25, 2024, and Ms. Hahn of the SEC disclosure review staff on May 1, 2024, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Touchstone Sands Capital International Growth Equity Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Touchstone International Growth Fund (the “Target Fund” and, together with the Acquiring Fund, the “Funds”), a series of the Touchstone Strategic Trust, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed April 5, 2024, Accession No. 0001193125-24-088623.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

General Comment

Please confirm in correspondence that all disclosures will be made in a Form 497 Filing.

Response: The Trust confirms that it will make changes responsive to the staff’s comments in a Rule 497 filing.

Disclosure Staff Comments

1.

On Page 3 of “Questions and Answers,” please clarify who will pay the costs of the Reorganization. Please explain who will bear the identified costs and whether those costs are related to the repositioning of the portfolio.

Response: The Trust confirms that Touchstone Advisors, Inc. (the “Adviser” or “Touchstone”) will pay the costs of the Reorganization. The costs of the Reorganization are expected to be approximately $226,000, which are unrelated to the repositioning of either of the Target Fund’s or Acquiring Fund’s portfolio. Accordingly, in response to the comment, under the question “Who will pay the costs of the Reorganization?” the Trust will revise that section to read as follows (changes are bolded below):

“Touchstone Advisors, and not the Funds, will bear 100% of the costs of the Reorganization ~~(other than transaction costs relating to the purchase and sale of portfolio securities by the Target Fund and the Acquiring Fund)~~, which are estimated to be approximately $226,000 or approximately 0.1731% of the Target Fund’s net assets (as of February 26, 2024), whether or not the Reorganization is completed. These costs of the Reorganization are unrelated to any transaction costs relating to the purchase and sale of portfolio securities by the Target Fund and the Acquiring Fund, and any such transaction costs shall be borne by the applicable Fund.”

2.	Please remove the language on Page 2 of the Summary, which reads:

“This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Information Statement, the SAI, and the Plan, a form of which is attached to this Prospectus/Information Statement as Exhibit A.”

Response: The Trust will remove this language as requested.

3.	On Page 2 of the Summary under “Reorganization,” please clarify why the Acquiring Fund is the smaller of the two Funds in terms of asset size.

Response: The Trust notes that the Adviser believes it is appropriate for the Acquiring Fund to be smaller in terms of asset size because the Acquiring Fund’s sub-adviser, Sands Capital Management, LLC (“Sands”), will continue as the Fund’s sub-adviser after the Reorganization. Further, Sands will continue to apply the same investment process and strategy to the combined Fund following the Reorganization as it does currently for the Acquiring Fund. As of May 1, 2024, the Acquiring Fund had assets under management of $42.8 million compared to the Target Fund’s assets under management of $52.8 million. Although the Acquiring Fund is slightly smaller in terms of asset size, the Adviser believes that shareholders will benefit from the Acquiring Fund’s sub-adviser and investment strategy and will also have a greater opportunity to achieve economies of scale by being invested in the Acquiring Fund on a going forward basis.

In response to this comment, the Trust will revise the following paragraph under “Reorganization” as follows (changes are bolded below):

“The Target Fund and the Acquiring Fund currently have identical investment goals and similar principal investment strategies. The Reorganization is intended to eliminate the offering of multiple funds with identical investment goals and similar principal investment strategies and has the potential to provide efficiencies and economies of scale for the combined Fund. The Funds have similar sub-advisory fee schedules, while the advisory fee and expense limitation schedules of the combined Fund will be lower than those of the Target Fund currently, and the same as the Acquiring Fund currently. In evaluating the Reorganization, the Board considered the following factors, among others: the investment goals, principal investment strategies, sub-adviser and portfolio managers of the Funds; the historical investment performance record of the Funds; the advice and recommendation of Touchstone Advisors, Inc. (“Touchstone Advisors”), including its opinion that the Reorganization would be in the best interests of the Funds and that the combined Fund would have enhanced marketability and a greater opportunity to achieve economies of scale than either Fund operating individually; and the investment advisory fee and other fees paid by the Funds, the expense ratios of the Funds and the contractual limitations on the Funds’ expenses. Sands Capital Management, LLC (“Sands”), the Acquiring Fund’s current sub-adviser, will continue to apply its same investment process and strategy to the combined Fund following the Reorganization. Although the Acquiring Fund is slightly smaller in terms of asset size, Touchstone Advisors believes that Sand’s continued management of the combined Fund will benefit shareholders and enhance the combined Fund’s ability to achieve economies of scale.”

4.	On Page 11 of the Summary under “Principal Investment Strategy,” please identify any material differences between the principal investment strategies of the Funds.

Response: The Trust will revise the following paragraph under “How do the Funds’ investment goals and principal investment strategies compare?” to read as follows (changes are in bold below):

“The Funds have identical investment goals. The Target Fund’s and the Acquiring Fund’s investment goal is to seek long-term capital appreciation. The Funds’ principal investment strategies are similar in that they both invest in equity and equity-related securities of foreign issuers. The Funds also both invest with a growth style, and each Fund may invest in emerging market countries. Although the Funds’ investment strategies are similar, there are slight differences between them, namely that the Acquiring Fund is limited to investing up to 30% of its assets in issuers in emerging market or frontier market countries, while the Target Fund does not contain such a limit. In addition, the Acquiring Fund’s investment strategy includes disclosure regarding Sands’ consideration of corporate governance, social and environmental practices (collectively,

“ESG”) as part of its evaluation of a company, while the Target Fund’s investment strategy does not contain similar disclosure.”

5.

On Page 14 of the Summary under “Principal Risks,” please compare the risk/return profiles of the Funds in the narrative that precedes the table, highlighting any material differences. Additionally, in the narrative that precedes the table, please also include disclosure stating that the risks related to the Fund cannot be determined from the table alone.

Response: In response to the comment, the Trust will revise the second and third paragraphs under “Principal Risks” as follows (changes are in bold below):

“The principal risks of investing in the Funds are similar, as their investment goals are identical and their principal investment strategies are similar. The principal risks of the Funds are set forth below, and such risks apply to both Funds unless otherwise noted. Although the principal risks of the Funds are similar, there are certain differences, including that the Target Fund includes Convertible Securities Risk while the Acquiring Fund includes ESG Investing Risk and Frontier Markets Risk.

The following table compares the principal investment risks of the Target Fund to the principal investment risks of the Acquiring Fund. The principal risks of the Funds are set forth further below, and the risks of investing in the Funds cannot be determined from the following table alone.”

6.

Please confirm whether a company that scores poorly on the Fund’s ESG criteria may still be included in the Fund’s portfolio if it meets other investment criteria. If confirmed, please add disclosure to the ESG Investing Risk on Page 16 of the Summary to that effect.

Response: The Trust confirms that a company that scores poorly based on third-party ESG scores may still be included in the Fund’s portfolio, but also notes that Sands conducts its own ESG research to identify any materials risks and, if necessary, raise the concerns with the company and seek improvements. The Trust notes that Sands has the option to reduce or completely sell the position if management is unable to address these concerns.

However, the Trust respectfully declines to make any disclosure changes to the risk factor at this time in order to maintain continuity and consistency with the Acquiring Fund’s currently effective registration statement. The Trust will consider making changes in response to this comment as part of the Acquiring Fund’s next routine annual update to its registration statement.

7.	On Page 16 of Information about the Reorganization under “Reasons for Reorganization,” please disclose whether the Board considered any factors that weighed against the Reorganization.

Response: In response to the Staff’s comment, the Trust will add the following bullet point to the list of factors considered by the Board under “Reasons for the Reorganization”:

“the potential disadvantages of the Reorganization, including the possibility that certain Target Fund shareholders might redeem their shares of the Target Fund prior to the Reorganization and that the assets of the Target Fund transferred to the Acquiring Fund in the Reorganization might be less than expected.”

Accounting Staff Comments

1.	Please conform the disclosure regarding the disposition of portfolio holdings on Page 3 to align with the disclosure noted on Page 11.

Response: The Trust confirms it has revised the disclosure of portfolio holdings on Page 3 as follows (changes are bolded below):

“The Funds may incur brokerage commissions and/or transaction expenses associated with the sale and purchase of portfolio securities. Prior to the Reorganization, approximately 10% of the securities of the Target Fund are expected to be sold to provide increased liquidity in connection with the Reorganization. The Acquiring Fund may also dispose of certain securities after the Reorganization is consummated in the ordinary course. Any portfolio repositioning is not due to the investment restrictions of the Acquiring Fund. The Target Fund will bear brokerage commissions and/or other transaction costs in connection with the repositioning occurring prior to the Reorganization. It is estimated that the portfolio repositioning will result in brokerage commissions and/or transaction costs of approximately $30,000, or approximately $0.006 per share or 0.05% of net assets, for the Target Fund.”

2.

Please explain in correspondence why the semi-annual report relating to the Touchstone Sands Capital International Growth Equity Fund for the 6-month period ended March 31, 2023, was included on Page 6 of the Registration Statement.

Response: The Trust has removed reference to the semi-annual report relating to the Touchstone Sands Capital International Growth Equity Fund for the 6-month period ended March 31, 2023.

3.	Please confirm in correspondence that the fees presented in the fee table represent current fees in accordance with Item 3 of Form N-14.

Response: The Trust so confirms.

4.

Throughout the Registration Statement, there are disclosures that state, “all or substantially all” of the assets and liabilities will be transferred to the Acquiring Fund. Please explain the differences in disclosure noted in the Registration Statement, identify the correct disclosure, and confirm that such disclosure will be corrected for consistency throughout the Registration Statement.

Response: The Trust has revised the Registration Statement by replacing “all or substantially all” with “all,” so that the disclosure will provide that the Target Fund will transfer all of its assets and liabilities to the Acquiring Fund. The Trust confirms that it has corrected all similar disclosures for consistency throughout the Registration Statement.

5.

Please consider updating the capitalization table to reflect data from within 30 days of the filing of the Registration Statement in a 497 filing or confirm in correspondence that there have been no material changes to capitalization since the date reflected in the table.

Response: The Trust has updated the date as of which the information is presented in the capitalization table to March 31, 2024, which is based on information as of the Acquiring Fund’s most recent semi-annual report end. The Trust confirms that there have been no material changes to capitalization since the March 31, 2024 date reflected in the updated table, a copy of which accompanies this correspondence filing as Exhibit A.

6.

The accounting and performance survivor is not specifically identified in the Registration Statement. In the “Supplemental Financial Information” section, please disclose that the Acquiring Fund is the accounting and performance survivor. Please also confirm that such disclosure will be updated in the definitive 497 filing.

Response: The Trust so confirms and has added disclosure to the “Supplemental Financial Information” section as follows:

“The Acquiring Fund will be the accounting and performance survivor of the proposed reorganization and will also maintain the performance history of the Acquiring Fund at the closing of the Reorganization. The Acquiring Fund will also be the legal survivor in the reorganization and the combined Fund will carry on its operations under the Securities Act and Investment Company Act registrations of the Acquiring Fund.”

7.	In either the Supplemental Financial Information section or elsewhere in the Registration Statement, please disclose which Fund will be the legal survivor.

Response: The Trust confirms that the disclosure in the “Supplemental Financial Information” section has been so revised. Please see our response to Comment 6 above.

8.

Please include the Portfolio Repositioning disclosure noted on Page 11 in the “Supplemental Financial Information” section in a 497 filing. Please also explain whether the repositioning is forced or voluntary.

Response: The Trust notes that the repositioning is voluntary as the sale of portfolio securities prior to the Reorganization is not caused by the investment restrictions of the Acquiring Fund. Additionally, the Trust has added the following disclosure to the “Supplemental Financial Information” section and has updated all other sections where the disclosure appears to read as follows:

“The Funds may incur brokerage commissions and/or transaction expenses associated with the sale and purchase of portfolio securities. Prior to the Reorganization, approximately 10% of the securities of the Target Fund are expected to be sold to provide increased liquidity in connection with the Reorganization. The Acquiring Fund may also dispose of certain securities after the Reorganization is consummated in the ordinary course. Any portfolio repositioning is not due to the investment restrictions of the Acquiring Fund. The Target Fund will bear brokerage commissions and/or other transaction costs in connection with the repositioning occurring prior to the Reorganization. It is estimated that the portfolio repositioning will result in brokerage commissions and/or transaction costs of approximately $30,000, or approximately $0.006 per share or 0.05% of net assets, for the Target Fund.”

If you have any questions, please contact me at (617) 951-9083.

Sincerely,

/s/ Michael D. Davalla
Michael D. Davalla

cc:	Timothy S. Stearns, Secretary of the Trust
Abigail Hemnes, Esq.
Clair Pagnano, Esq.

Exhibit A

Pro Forma Capitalization

The following table sets forth the net assets, number of shares outstanding, and net asset value (“NAV”) per share, assuming the Reorganization had been completed as of March 31, 2024. This information is generally referred to as the “capitalization” of a Fund. The term “pro forma capitalization” means the expected capitalization of the Acquiring Fund after giving effect to the Reorganization and assuming the Reorganization had been completed as of March 31, 2024. These numbers may differ as of the Closing Date of the Reorganization.

	Touchstone International Growth Fund	Touchstone Sands Capital International Growth Equity Fund	Pro Forma Adjustments		Proforma Combined

Net Assets (all classes)	$55,779,435	$45,710,707			$101,490,142

Class A

Net assets attributable to Class A shares	$1,369,798	$8,308,663			$9,678,461

Shares of beneficial interest outstanding	105,226	964,151	53,683	(3)	1,123,060

Net asset value, offering price and redemption price per share	$13.02	$8.62			$8.62

Class C

Net assets attributable to Class A shares	$689,808	$468,012			$1,157,820

Shares of beneficial interest outstanding	55,865	53,073	22,345	(3)	131,283

Net asset value, offering price and redemption price per share	$12.35	$8.82			$8.82

Class Y

Net assets attributable to Class A shares	$50,952,020	$18,398,057			$69,350,077

Shares of beneficial interest outstanding	3,797,591	2,132,216	2,106,467	(3)	8,036,274

Net asset value, offering price and redemption price per share	$13.42	$8.63			$8.63

Institutional Class

Net assets attributable to Institutional Class shares	$2,767,809	$3,834			$2,771,643

Shares of beneficial interest outstanding	204,415	444	115,933	(3)	320,792

Net asset value, offering price and redemption price per share	$13.54	$8.64			$8.64

Class R6

Net assets attributable to Institutional Class shares	$0	$18,532,141			$18,532,141

Shares of beneficial interest outstanding	-	2,145,095	-	(3)	2,145,095

Net asset value, offering price and redemption price per share	$0.00	$8.64			$8.64

(1) Touchstone Advisors, and not the Funds, will bear 100% of the Reorganization expenses.

(2) Pro forma shares outstanding have been adjusted for the accumulated change in the number of the Target Fund’s shareholder accounts based on the relative value of each Fund’s net asset value per share as of March 31, 2024.

(3) Class R6 shares of the Acquiring Fund are not involved in the Reorganization.